SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CHINA CERAMICS CO., LTD.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Warrants to Purchase Shares
(Title of Class of Securities)

G2113X118

(CUSIP Number of Shares Underlying Warrants)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Tel: +86 (595) 8576 5053
Fax: +86 (595) 8576 5059
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE

Transaction valuation* $13,389,633	Amount of filing fee** $954.68

*           Estimated for purposes of calculating the amount of the filing fee only. China Ceramics Co., Ltd. (the “Company”) is offering holders of 14,553,949 of the Company’s warrants (the “Warrants”), which consist of (i) 11,803,949 warrants initially issued in the initial public offering of the Company’s predecessor, China Holdings Acquisition Corp. (“CHAC”) and (ii) 2,750,000 warrants initially issued to certain of CHAC’s founding shareholders in a private placement that closed simultaneously with  its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.001 per share (“Shares”) by tendering four Warrants in exchange for one Share.  The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on July 23, 2010, which was $0.92.

**           Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                                           Filing Party:
Form or Registration No.:                                                                           Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third-party tender offer subject to Rule 14d-1.
☑           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by China Ceramics Co., Ltd., a British Virgin Islands business company (the “Company”) with the Securities and Exchange Commission (the “Commission”) on July 27, 2010 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed with the Commission on August 11, 2010 (“Amendment No. 1” and together with the Original Schedule TO and this Amendment, the “Schedule TO”).  The Schedule TO relates to the offer (the “Offer”) by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 14,553,949 shares of the Company, par value $0.001 per share (the “Shares”).  Pursuant to the terms of the Offer, each Warrant holder may receive one Share in exchange for every four Warrants tendered by such Warrant holder.  The Offer is being made on the terms and subject to the conditions set forth in the Offer Letter, dated July 27, 2010 (the “Offer Letter”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), as amended by Supplement No. 1 to the Offer Letter, a copy of which is attached to this Amendment as Exhibit (a)(1)(A)(1) (the “Supplement”) and the related Letter of Transmittal, dated July 27, 2010, a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B).  Unless otherwise indicated herein, capitalized terms used herein have the same meanings given to them in the Offer Letter.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

Item 1.  Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Company has extended the Offer period.  The Offer now expires at 5:00 p.m., United States Eastern Time on the evening of Monday, August 30, 2010, unless further extended by the Company.

Item 4.  Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1.  Such language is incorporated herein by reference.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1.  Such language is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby by amended and supplemented by (i) replacing exhibit(a)(1)(A)(1) filed as an exhibit to Amendment No. 1 with exhibit (a)(1)(A)(1) filed as an exhibit to this Amendment and (ii) adding exhibit (a)(5)(D)(1), Press Release, dated August 16, 2010.

Exhibit Number	Description
(a)(1)(A)(1)	Supplement No. 1 to Offer Letter, dated August 16, 2010
(a)(5)(D)(1)	Press Release, dated August 16, 2010*

* Incorporated herein by reference to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on August 16, 2010.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

Date: August 16, 2010

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)(1)	Supplement No. 1 to Offer Letter, dated August 16, 2010
(a)(5)(D)(1)	Press Release, dated August 16, 2010*

* Incorporated herein by reference to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on August 16, 2010.

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